As filed with the Securities and Exchange Commission on June 5, 2019

Securities Act File No. 333-210990

Investment Company Act File No. 811-21423

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form N-2

(Check Appropriate Box or Boxes)

☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐	Pre-Effective Amendment No.
☒	Post-Effective Amendment No. 4

and/or

☒	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒	Amendment No. 26

THE GABELLI DIVIDEND & INCOME

TRUST

(Exact name of Registrant as specified in Charter)

One Corporate Center, Rye, New York 10580-1422

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (914) 921-5100

Bruce N. Alpert

The Gabelli Dividend & Income Trust

One Corporate Center

Rye, New York 10580-1422

(914) 921-5100

(Name and Address of Agent for Service)

Copies to:

Andrea R. Mango, Esq. The Gabelli Dividend & Income Trust One Corporate Center Rye, New York 10580-1422 (914) 921-5100	Thomas A. DeCapo Kenneth E. Burdon Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, Massachusetts 02116 (617) 573-4800

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File Nos. 333-210990 and 811-21423) of The Gabelli Dividend & Income Trust (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 4 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 4 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 4 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C – OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial Statements

Part A

None

Part B

Statement of Assets and Liabilities as of December 31, 2018

Statement of Operations for the Year Ended December 31, 2018

Statement of Changes in Net Assets

Report of Independent Registered Public Accounting Firm

(2)	Exhibits

(a)	(i) Second Amended and Restated Agreement and Declaration of Trust of Registrant (1)

(ii) Statement of Preferences for the 5.875% Series A Cumulative Preferred Shares (2)

(iii) Statement of Preferences for the Series B Auction Market Preferred Shares (2)

(iv) Statement of Preferences for the Series C Auction Market Preferred Shares (2)

(v) Statement of Preferences for the 6.00% Series D Cumulative Preferred Shares (3)

(vi) Statement of Preferences for the Series E Auction Rate Preferred Shares (3)

(vii) Statement of Preferences for the 5.25% Series G Cumulative Preferred Shares (4)

(viii) Statement of Preferences for the 5.375% Series H Cumulative Preferred Shares **

(b)	Amended and Restated By-Laws of Registrant (5)

(c)	Not applicable

(d)	(i) Form of Subscription Certificate for Common Shares *

(ii) Form of Subscription Certificate for [    ]% Series      Cumulative Preferred Shares *

(iii) Form of Subscription Certificate Shares for Common Shares and [    ]% Series      Cumulative Preferred Shares *

(iv) Form of Indenture (6)

(v) Form T-1 Statement of Eligibility of Trustee with respect to the Form of Indenture *

(e)	Automatic Dividend Reinvestment and Voluntary Cash Purchase Plans of Registrant (7)

(f)	Not applicable

(g)	Form of Investment Advisory Agreement between Registrant and Gabelli Funds, LLC (8)

(h)	(i) Form of Underwriting Agreement for the 5.25% Series G Cumulative Preferred Shares (“Series G Underwriting Agreement”) (9)

(ii) Form of Master Agreement Among Underwriters for the 5.25% Series G Cumulative Preferred Shares (10)

(iii) Form of Master Selected Dealers Agreement for the 5.25% Series G Cumulative Preferred Shares (10)

(iv) Form of Underwriting Agreement for the 5.375% Series H Cumulative Preferred Shares (“Series H Underwriting Agreement”) **

(v) Form of Master Agreement Among Underwriters for the 5.375% Series H Cumulative Preferred Shares **

(vi) Form of Master Selected Dealers Agreement for the 5.375% Series H Cumulative Preferred Shares **

(vii) Form of Dealer Manager Agreement *

(i)	Not applicable

(j)	(i) Form of Custodian Contract (11)

(k)	(i) Form of Transfer Agency and Service Agreement (12)

(a) Form of Amendment No. 1 to Transfer Agency and Service Agreement (12)

(b) Form of Amendment No. 2 to Transfer Agency and Service Agreement (12)

(c) Form of Amendment No. 3 to Transfer Agency and Service Agreement (12)

(d) Form of Amendment No. 4 to Transfer Agency and Service Agreement (12)

(e) Form of Amendment No. 5 to Transfer Agency and Service Agreement (12)

(f) Form of Amendment No. 6 to Transfer Agency and Service Agreement (12)

(g) Form of Amendment No. 7 to Transfer Agency and Service Agreement (12)

(h) Form of Amendment No. 8 to Transfer Agency and Service Agreement (12)

(i) Form of Amendment No. 9 to Transfer Agency and Service Agreement (12)

(j) Form of Amendment No. 10 to Transfer Agency and Service Agreement (12)

(k) Form of Amendment No. 11 to Transfer Agency and Service Agreement (12)

(l) Form of Amendment No. 12 to Transfer Agency and Service Agreement (13)

(m) Form of Amendment No. 13 to Transfer Agency and Service Agreement **

(ii) Form of Auction Agency Agreement (14)

(iii) Form of Broker Dealer Agreement for the Auction Rate Preferred (14)

(iv) Form of Rights Agent Agreement *

(v) Form of Information Agent Agreement *

(l)	(i) Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP with respect to legality (15)

(ii) Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP with respect to legality of the 5.25% Series G Cumulative Preferred Shares (9)

(iii) Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP with respect to legality of the 5.375% Series H Cumulative Preferred Shares **

(m)	Not applicable

(n)	Consent of Independent Registered Public Accounting Firm (16)

(o)	Not applicable

(p)	Not applicable

(q)	Not applicable

(r)	Code of Ethics of the Fund and the Investment Adviser (16)

(s)	(i) Powers of Attorney (6)

(ii) Power of Attorney for Kuni Nakamura (16)

(iii) Power of Attorney for Edward T. Tokar (16)

(iv) Power of Attorney for Susan V. Watson (17)

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2/A, File Nos. 333-174285 and 811-21423, as filed with the Securities and Exchange Commission on July 22, 2011.
(2)

Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2, File Nos. 333-113708 and 811-21423, as filed with the Securities and Exchange Commission on October 5, 2004.

(3)

Incorporated by reference to the Registrant’s Post-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2, File Nos. 333-126480 and 811-21423, as filed with the Securities and Exchange Commission on November 2, 2005.

(4)

Incorporated by reference to the Registrant’s Post-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2, File Nos. 333-210990 811-21423, as filed with the Securities and Exchange Commission on June 29, 2016.

(5)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2/A, File Nos. 333-174285 and 811-21423, as filed with the Securities and Exchange Commission on July 22, 2011.
(6)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2, File Nos. 333- 210990 and 811-21423, as filed with the Securities and Exchange Commission on April 29, 2016.
(7)	Included in Prospectus.
(8)

Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, File Nos. 333-108409 and 811-21423, as filed with the Securities and Exchange Commission on October 27, 2003.

(9)

Incorporated by reference to Registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, File Nos. 333-210990 and 811-21423, as filed with the Securities and Exchange Commission on June 29, 2016.

(10)

Incorporated by reference to The Gabelli Utility Trust’s Post-Effective Amendment No. 2 to the Registration Statement on Form N-2, File Nos. 333-203475 and 811-09243, as filed with the Securities and Exchange Commission on May 26, 2016.

(11)	Incorporated by reference to The Gabelli Utilities Fund’s Registration Statement on Form N-1A, File Nos. 333-81209 and 811-09397, as filed with the Securities and Exchange Commission on May 1, 2002.
(12)

Incorporated by reference to The Gabelli Global Utility & Income Trust’s Registration Statement on Form N-2, File Nos. 333-223652 and 811-21529, as filed with the Securities and Exchange Commission on March 14, 2018.

(13)

Incorporated by reference to The Gabelli Global Utility & Income Trust’s Post-Effective Amendment No. 3 to the Registration Statement on Form N-2, File Nos. 333-223652 and 811-21529, as filed with the Securities and Exchange Commission on November 9, 2018.

(14)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2, File Nos. 333-113708 and 811-21423, as filed with the Securities and Exchange Commission on June 8, 2004.
(15)

Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, File Nos. 333-210990 and 811-21423, as filed with the Securities and Exchange Commission on June 8, 2016.

(16)

Incorporated by reference to the Registrant’s Post-Effective Amendment No. 3 to the Registration Statement on Form N-2, File Nos. 333-210990 and 811-21423, as filed with the Securities and Exchange Commission on April 25, 2019.

(17)

Incorporated by reference to the Registrant’s Post-Effective Amendment No. 2 to the Registration Statement on Form N-2, File Nos. 333-210990 and 811-21423, as filed with the Securities and Exchange Commission on March 15, 2018.

*	To be filed by Amendment.
**	Filed herewith.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” on page 98 of the Prospectus is incorporated by reference, and any information concerning any underwriters will be contained in the accompanying Prospectus Supplement, if any.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

SEC registration fees	$62,250
NYSE listing fee	$85,692
Rating Agency fees	$50,000
Printing/engraving expenses	$326,782
Auditing fees and expenses	$32,500
Legal fees and expenses	$235,000
Miscellaneous	$106,776

Total	$899,000

Item 28. Persons Controlled by or Under Common Control with Registrant

None.

Item 29. Number of Holders of Securities as of March 31, 2019:

Class of Shares	Number of Record Holders
Common Shares	71
5.875% Series A Cumulative Preferred Shares	2
Series B Auction Market Cumulative Preferred Shares	1
Series C Auction Market Cumulative Preferred Shares	1
6.00% Series D Cumulative Preferred Shares	2
Series E Auction Rate Cumulative Preferred Shares	1
5.25% Series G Cumulative Preferred Shares	1

Item 30. Indemnification

Article IV of the Registrant’s Agreement and Declaration of Trust provides as follows:

4.1 No Personal Liability of Shareholders, Trustees, etc.

No Shareholder of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Trust Property or the acts, obligations or affairs of the Trust. Shareholders shall have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the Delaware General Corporation Law. No Trustee or officer of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person, other than the Trust or its Shareholders, in connection with Trust Property or the affairs of the Trust, save only liability to the Trust or its Shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising in connection with the affairs of the Trust. If any Shareholder, Trustee or officer, as such, of the Trust, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, he shall not, on account thereof, be held to any personal liability.

4.2 Mandatory Indemnification

(a) The Trust shall indemnify the Trustees and officers of the Trust (each such person being an “indemnitee”) against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise (other than, except as authorized by the Trustees, as the plaintiff or complainant) or with which he may be or may have been threatened, while acting in any capacity set forth above in this Section 4.2 by reason of his having acted in any such capacity, except with respect to any matter as to which he shall not have acted in good faith in the reasonable belief that his action was in the best interest of the Trust or, in the case of any criminal proceeding, as to which he shall have had reasonable cause to believe that the conduct was unlawful, provided, however, that no indemnitee shall be indemnified hereunder against any liability to any person or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence (negligence in the case of Affiliated Indemnitees), or (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as “disabling conduct”). Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee was authorized by a majority of the Trustees.

(b) Notwithstanding the foregoing, no indemnification shall be made hereunder unless there has been a determination (1) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such indemnitee is entitled to indemnification hereunder or, (2) in the absence of such a decision, by (i) a majority vote of a quorum of those Trustees who are neither Interested Persons of the Trust nor parties to the proceeding (“Disinterested Non-Party Trustees”), that the indemnitee is entitled to indemnification hereunder, or (ii) if such quorum is not obtainable or even if obtainable, if such majority so directs, independent legal counsel in a written opinion conclude that the indemnitee should be entitled to indemnification hereunder. All determinations to make advance payments in connection with the expense of defending any proceeding shall be authorized and made in accordance with the immediately succeeding paragraph (c) below.

(c) The Trust shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Trust receives a written affirmation by the indemnitee of the indemnitee’s good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse the Trust unless it is subsequently determined that he is entitled to such indemnification and if a majority of the Trustees determine that the applicable standards of conduct necessary for indemnification appear to have been met. In addition, at least one of the following conditions must be met: (1) the indemnitee shall provide adequate security for his undertaking, (2) the Trust shall be insured against losses arising by reason of any lawful advances, or (3) a majority of a quorum of the Disinterested Non-Party Trustees, or if a majority vote of such quorum so direct, independent legal counsel in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification.

(d) The rights accruing to any indemnitee under these provisions shall not exclude any other right to which he may be lawfully entitled.

(e) Notwithstanding the foregoing, subject to any limitations provided by the 1940 Act and this Declaration, the Trust shall have the power and authority to indemnify Persons providing services to the Trust to the full extent provided by law as if the Trust were a corporation organized under the Delaware General Corporation Law provided that such indemnification (or contractual provision therefor) has been approved by a majority of the Trustees.

4.3 No Duty of Investigation; Notice in Trust Instruments, etc.

No purchaser, lender, transfer agent or other person dealing with the Trustees or with any officer, employee or agent of the Trust shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the Trustees or of said officer, employee or agent. Every obligation, contract, undertaking, instrument, certificate, Share, other security of the Trust, and every other act or thing whatsoever executed in connection with the Trust shall be conclusively taken to have been executed or done by the executors thereof only in their capacity as Trustees under this Declaration or in their capacity as officers, employees or agents of the Trust. The Trustees may maintain insurance for the protection of the Trust Property, its Shareholders, Trustees, officers, employees and agents in such amount as the Trustees shall deem adequate to cover possible liability, and such other insurance as the Trustees in their sole judgment shall deem advisable or is required by the 1940 Act.

4.4 Reliance on Experts, etc.

Each Trustee and officer or employee of the Trust shall, in the performance of its duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust, upon an opinion of counsel, or upon reports made to the Trust by any of the Trust’s officers or employees or by any advisor, administrator, manager, distributor, selected dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the Trustees, officers or employees of the Trust, regardless of whether such counsel or other person may also be a Trustee.

Section 9 of the Registrant’s Investment Advisory Agreement provides as follows:

9. Indemnity

(a) The Fund hereby agrees to indemnify the Adviser and each of the Adviser’s Trustees, officers, employees, and agents (including any individual who serves at the Adviser’s request as director, officer, partner, trustee or the like of another corporation) and controlling persons (each such person being an “indemnitee”) against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees (all as provided in accordance with applicable corporate law) reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise or with which he may be or may have been threatened, while acting in any capacity set forth above in this paragraph or thereafter by reason of his having acted in any such capacity, except with respect to any matter as to which he shall have been adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interest of the Fund and furthermore, in the case of any criminal proceeding, so long as he had no reasonable cause to believe that the conduct was unlawful, provided, however, that (1) no indemnitee shall be indemnified hereunder against any liability to the Fund or its shareholders or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (v) being sometimes referred to herein as “disabling conduct”), (2) as to any matter disposed of by settlement or a compromise payment by such indemnitee, pursuant to a consent decree or otherwise, no indemnification either for said payment or for any other expenses shall be provided unless there has been a determination that such settlement or compromise is in the best interests of the Fund and that such indemnitee appears to have acted in good faith in the reasonable belief that his action was in the best interest of the Fund and did not involve disabling conduct by such indemnitee and (3) with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee was authorized by a majority of the full Board of the Fund. Notwithstanding the foregoing the Fund shall not be obligated to provide any such indemnification to the extent such provision would waive any right which the Fund cannot lawfully waive.

(b) The Fund shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Fund receives a written affirmation of the indemnitee’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to reimburse the Fund unless it is subsequently determined that he is entitled to such indemnification and if the Trustees of the Fund determine that the facts then known to them would not preclude indemnification. In addition, at least one of the following conditions must be met: (A) the indemnitee shall provide a security for his undertaking, (B) the Fund shall be insured against losses arising by reason of any lawful advances, or (C) a majority of a quorum of Trustees of the Fund who are neither “interested persons” of the Fund (as defined in Section 2(a)(19) of the Act) nor parties to the proceeding (“Disinterested Non-Party Trustees”) or an independent legal counsel in a written opinion, shall determine, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the indemnitee ultimately will be found entitled to indemnification.

(c) All determinations with respect to indemnification hereunder shall be made (1) by a final decision on the merits by a court or other body before whom the proceeding was brought that such indemnitee is not liable by reason of disabling conduct or, (2) in the absence of such a decision, by (i) a majority vote of a quorum of the Disinterested Non-party Trustees of the Fund, or (ii) if such a quorum is not obtainable or even, if obtainable, if a majority vote of such quorum so directs, independent legal counsel in a written opinion.

The rights accruing to any indemnitee under these provisions shall not exclude any other right to which he may be lawfully entitled.

Other

Reference is made to Sections 6 and 7 of the Series G Underwriting Agreement and Series H Underwriting Agreement, forms of which are filed as Exhibit (h)(i) and Exhibit (h)(iv) to this Registration Statement, respectively.

Additionally, the Registrant and the other funds in the Gabelli/GAMCO Fund Complex jointly maintain, at their own expense, E&O/D&O insurance policies for the benefit of its directors/trustees, officers and certain affiliated persons. The Registrant pays a pro rata portion of the premium on such insurance policies.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

The Investment Adviser, a limited liability company organized under the laws of the State of New York, acts as investment adviser to the Registrant. The Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of the Investment Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Investment Adviser or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Investment Adviser filed with the SEC pursuant to the 1940 Act (Commission File No. 801-37706).

Item 32. Location of Accounts and Records

The accounts and records of the Registrant are maintained in part at the office of the Investment Adviser at One Corporate Center, Rye, New York 10580-1422, in part at the offices of the Fund’s custodian, State Street Bank and Trust Company, at State Street Financial Center, One Lincoln Street, Boston, Massachusetts 02111, in part at the offices of the Fund’s sub-administrator, BNY Mellon, at 760 Moore Road, King of Prussia, PA 19406, and in part at the offices of the Fund’s transfer agent, Computershare Trust Company, N.A., at 250 Royall Street, Canton, Massachusetts 02021.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1. Registrant undertakes to suspend the offering of shares until it amends its prospectus if (a) subsequent to the effective date of its Registration Statement, the net asset value declines more than ten percent from the later of its net asset value as of the effective date of the Registration Statement or the filing of a prospectus supplement pursuant to

Rule 497, under the Securities Act, setting forth the terms of the offering or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2. Not applicable.

3. If the securities being registered are to be offered to existing shareholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, the Registrant undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant further undertakes to file a post-effective amendment to set forth the terms of such offering.

4. Registrant undertakes:

(a)	to file, during a period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)

to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3)

to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b)

that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)

that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(2)

the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5. Registrant undertakes that:

(a)

for the purpose of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) will be deemed to be a part of the Registration Statement as of the time it was declared effective; and

(b)

for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

6. Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

7. Registrant undertakes to only offer rights to purchase common and preferred shares together after a post-effective amendment to the Registration Statement relating to such rights has been declared effective.

SIGNATURES

As required by the Securities Act of 1933, as amended, and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rye, and State of New York, on the 5th day of June, 2019.

THE GABELLI DIVIDEND & INCOME TRUST
By:	/s/ Bruce N. Alpert
Bruce N. Alpert President

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated and on the 5th day of June, 2019.

NAME	TITLE

/s/ Bruce N. Alpert	President
Bruce N. Alpert

/s/ John C. Ball	Treasurer
John C. Ball

*	Trustee, Chairman and Chief Investment Officer
Mario J. Gabelli

*	Trustee
Anthony J. Colavita

*	Trustee
James P. Conn

*	Trustee
Frank J. Fahrenkopf, Jr.

*	Trustee
Michael J. Melarkey

*	Trustee
Kuni Nakamura

*	Trustee
Salvatore M. Salibello

*	Trustee
Edward T. Tokar

*	Trustee
Anthonie C. van Ekris

*	Trustee
Susan V. Watson

*	Trustee
Salvatore J. Zizza

/s/ Bruce N. Alpert	Attorney-in-Fact
Bruce N. Alpert

*	Pursuant to Powers of Attorney

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

Ex. (a)(viii)	Statement of Preferences for the 5.375% Series H Cumulative Preferred Shares

Ex. (h)(iv)	Form of Underwriting Agreement for the 5.375% Series H Cumulative Preferred Shares

Ex. (h)(v)	Form of Master Agreement Among Underwriters for the 5.375% Series H Cumulative Preferred Shares

Ex. (h)(vi)	Form of Master Selected Dealers Agreement for the 5.375% Series H Cumulative Preferred Shares

Ex. (k)(i)(m)	Form of Amendment No. 13 to Transfer Agency and Service Agreement

Ex. (l)(iii)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP with respect to legality of the 5.375% Series H Cumulative Preferred Shares